Exhibit 99.1

Clarification on Announcement Regarding Online Lottery Sales in China

SHENZHEN, China, April 7, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today made an announcement in furtherance to the announcement the Company made on April 3, 2015. The Company wants to restate that it was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop such a management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this announcement.

The Company believes the public announcement jointly released by eight competent government authorities on April 3, 2015 is a further step by the competent government authorities to sanction unauthorized online lottery sales and to ensure the healthy development of the lottery market in China. In particular, the Company believes the close proximity of the release of such public announcement and the promulgation of the Notice on Issues Related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales on January 15, 2015 signals a potential significant change of regime in the online lottery market in China. In light of such potential change of regime, the Company decided to voluntarily and temporarily suspend all of its online lottery sales services. To the best of the Company’s knowledge, as of the date of this announcement, all online lottery sales service providers in China have temporarily suspended their operations.

The Company further notes that as of December 31, 2014, the Company had cash in the amount of RMB914.2 million, which the Company estimates would be sufficient to sustain the Company’s operations for approximately 10 years without taking into account any revenue, and given the Company’s estimated annual operational overhead of RMB80 million to RMB90 million.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services inChina, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the third six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Christensen
In China
Mr. Christian Arnell
Phone: +852 9040 0621
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com